UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of November 2015

Commission File No. 000-54189

MITSUBISHI UFJ FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

7-1, Marunouchi 2-chome, Chiyoda-ku

Tokyo 100-8330, Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or

will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F         X                Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 16, 2015

Mitsubishi UFJ Financial Group, Inc.

By:	/s/ Yasuo Matsumoto
Name:	Yasuo Matsumoto
Title:	Chief Manager, Documentation & Corporate Secretary Department, Corporate Administration Division

Mitsubishi UFJ Financial Group, Inc.

Notice regarding Result of Repurchase of Own Shares

through Off-Auction Own Share Repurchase Trading (ToSTNeT-3)

Tokyo, November 16, 2015 — Mitsubishi UFJ Financial Group, Inc. (MUFG) hereby announces that, with respect to the repurchase of own shares announced on November 13, 2015, it has purchased its own shares as set forth below.

1.	Reasons for Repurchase of Own Shares

MUFG repurchased its own shares in order to enhance shareholder returns, improve capital efficiency and conduct capital management flexibly.

2.	Outline of Repurchase

(1)	Type of shares that were repurchased:	Ordinary shares of MUFG

(2)	Aggregate number of shares that were repurchased:	75,000,000 shares

(3)	Repurchase price:	JPY 829.1 per share

(4)	Aggregate amount of repurchase price:	JPY 62,182,500,000

(5)	Repurchase date:	November 16, 2015

(6)	Repurchase method:	Purchase through Off-Auction Own Share Repurchase Trading (ToSTNeT-3) of the Tokyo Stock Exchange

(Reference)

1.	Contents of the resolution of the meeting of the Board of Directors held on November 13, 2015

(1)	Type of shares to be repurchased:	Ordinary shares of MUFG

(2)	Aggregate number of shares to be repurchased:	Up to 140,000,000 shares (Equivalent to 1.01% of the total number of issued shares (excluding own shares))

(3)	Aggregate amount of repurchase price:	Up to JPY 100,000,000,000

(4)	Repurchase period:	From November 16, 2015 to December 31, 2015

(5)	Repurchase method:	Market purchases

(i) Purchases through Off-Auction Own Share Repurchase Trading (ToSTNeT-3) of the Tokyo Stock Exchange

(ii) Market purchases based on the discretionary dealing contract regarding repurchase of own shares

2.	Cumulative aggregate number of, and aggregate amount of repurchase price of, shares that were repurchased pursuant to the above resolution of the meeting of the Board of Directors

(1)	Aggregate number of shares that were repurchased:	75,000,000 shares

(2)	Aggregate amount of repurchase price:	JPY 62,182,500,000

*            *             *

Contact:

Mitsubishi UFJ Financial Group, Inc.

Corporate Communications Division

Media Relations Office

81-3-3240-7651

This notice is published in order to publicly announce MUFG’s repurchase of its own shares and has not been prepared for the purpose of soliciting investment or any similar act inside or outside of Japan.